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Contact:
                                                          Dexter Corporation
                                                          One Elm Street
Investors                           Media                 Windsor Locks
                                                          Connecticut 06096-2334
Kathleen Burdett                    Michael Freitag       T: 860.292.7675
John D. Thompson                    Mark Semer            F: 860.292.7627
Dexter Corporation                  Kekst & Company
860.292.7675                        212.521.4800
    or
Mark Harnett
MacKenzie Partners, Inc.
212.929.5877

For Immediate Release



DEXTER INCREASES OFFER FOR LIFE TECHNOLOGIES, ELIMINATES MINIMUM SHARE CONDITION
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WINDSOR LOCKS, CONNECTICUT, December 7, 1998 -- Dexter Corporation (NYSE:DEX)
announced today a revised offer to acquire all of the shares of Life Technologies, Inc. (NASDAQ:LTEK), that Dexter does not presently own. Dexter is now offering to purchase all such shares for $39.125 per share in cash, net to the seller without interest thereon, an increase over the original price of $37.00 per share.

In addition, Dexter announced that it has eliminated the minimum share condition to the offer and therefore any and all shares properly tendered and not withdrawn will be purchased. The offer is not subject to financing, which has been arranged, but remains subject to other conditions set forth in the Offer to Purchase which remain unchanged.

Tendering shareholders will be entitled to receive the Life Technologies, Inc. dividend of $.05 per share payable on January 15, 1999 to all shareholders of record on December 18, 1998 which was declared on November 10, 1998.

Dexter also announced that it has extended the expiration of the offer until 12:00 midnight, New York City time, on Tuesday, December 22, 1998. Dexter does not intend to further extend or amend the offer.

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K. Grahame Walker, Chairman and Chief Executive Officer of Dexter Corporation,
said, "We intend to buy any and all shares tendered at this increased offer price of $39.125 per share. We believe that Life Technologies, Inc. shareholders will tender so that they can promptly realize the full and fair value being offered today."

Dexter reported that, based on information provided by the depositary for the offer, as of 12:00 midnight on Friday, December 4, 1998, approximately 2,255,412 shares of Life Technologies, Inc. common stock had been tendered and not withdrawn. Such number of shares represents approximately 9.5% of the outstanding Life Technologies, Inc. shares. Dexter currently owns 51.5% of the outstanding Life Technologies, Inc. shares.

Dexter Corporation is a global specialty materials supplier with three operating segments: specialty polymers, nonwovens, and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

                      Special Materials for Special Effects

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